August 18, 2006

Mail Stop 4561

Mr. Michael J. Cavanagh
Chief Financial Officer
JP Morgan Chase & Co.
270 Park Avenue
New York, NY 10017

      RE: **JPMorgan Chase & Co.**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 9, 2006
              File No. 1-5805

Dear Mr. Cavanagh:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Joyce Sweeney
              Accounting Branch Chief